AMERICAN INTERNATIONAL HOLDINGS CORP.

11222 Richmond Avenue, Suite 195

Houston, TX 77082

October 31, 2019

VIA EDGAR

Johnathan Burr

Office of Real Estate & Construction

Division of Corporation Finance

Re:	American International Holdings Corp. Offering Statement on Form 1-A As amended October 22, 2019 File No. 024-11080 REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Burr:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American International Holdings Corp. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11080), as amended (the “Offering Statement”), so that it may become qualified at 12:00 p.m. Eastern Daylight Time on November 1, 2019, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden E. Anderson, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Anderson via facsimile at (619) 881-0045.

Best Regards,

American International Holdings Corp.

/s/ Jacob D. Cohen
Jacob D. Cohen
Chief Executive Officer